UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIAS RENOVÁVEIS S.A.

Publicly-held Company

CNPJ/MF No. 08.439.659/0001-50

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/MF No. 02.429.144/0001-93

CPFL GERAÇÃO DE ENERGIA S.A.

Publicly-held Company

CNPJ/MF 03.953.509/0001-47

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), CPFL Geração de Energia S.A. (“CPFL Geração”)  and CPFL Energias Renováveis S.A. (“CPFL Renováveis”) and together designated Companies  pursuant to Brazilian Securities Commission (CVM) Ruling No. 358 of January 3, 2002 (“CVM Ruling 358”), as amended, hereby make known to their shareholders and to the market in general that the CPFL Renováveis and its controlling shareholder CPFL Geração de Energia S.A. (“CPFL Geração”), controlled by CPFL Energia, entered into a joint venture agreement which set forth the terms and conditions for the joint venture between Dobrevê Energia S.A. (“DESA”) and the CPFL Renováveis (“Joint Venture Agreement” and “Joint Venture,” respectively).

Joint Venture

Pursuant to article 227 of Law No. 6404 of December 15, 1976, as amended (“Corporation Law”), the Joint Venture will be entered into through the merger of WF2 Holding S.A. (“WF2”), which will hold all of the shares issued by DESA on the date of its merger, into the CPFL Renováveis (“Merger”).

By reason of the Merger, the CPFL Renováveis’ capital stock will be increased by an amount equal to WF2 equity book value, considering an additional net debt after December 31st, 2013 at WF2 of approximately R$ 200 million, and, in return, its shareholder, Arrow – Fundo de Investimento em Participações (“FIP Arrow”), will receive new shares from CPFL Renováveis representing 12.63% of the CPFL Renováveis’ total capital stock (“Equity Interest”). The Equity Interest was independently negotiated and determined by the senior managements of the CPFL Renováveis and of WF2, based upon the economic value of both companies.

FIP Arrow will hold all of the WF2 capital stock on the date of the Merger.

The Equity Interest may be subject to adjustments as a result of the Due Diligence Investigation to be conducted by the parties involved, and in view of the assessment of the audited financial statements of both WF2 and the CPFL Renováveis after fulfillment of the Conditions Precedent.

CPFL Geração will be maintained as controlling shareholder of the CPFL Renováveis, holding more than 50% of its capital stock.

FIP Arrow will become a party to the CPFL Renováveis’ shareholders agreement and will then have rights and obligations under such shareholders agreement, including the right to appoint a member for the CPFL Renováveis’ Board of Directors.

The Joint Venture will not confer upon the CPFL Renováveis’ shareholders the right to withdraw. Other information on the Joint Venture, as required under CVM Ruling No. 319 of December 3, 1999, as amended, and under other applicable rules, will be dealt with in a new material fact to be disclosed in due course.

The documents relating to the Joint Venture will be available to the CPFL Renováveis’ shareholders as from the date of publication of the first call notice for the CPFL Renováveis’ extraordinary general meeting that will resolve on the Merger.

Conditions Precedent

Consummation of the Joint Venture will be contingent upon fulfillment of certain conditions precedent that are customary in similar transactions, among which are the requisite approvals by the National Electric Power Agency (ANEEL), by the Administrative Council for Economic Defense (CADE) and by certain DESA and WF2’s creditors.

Consummation of the Joint Venture is further contingent upon the satisfactory outcome of the legal, accounting, financial, engineering and environmental due diligence investigations to be conducted by the CPFL Renováveis in connection with DESA’s operations, and by DESA in connection with the CPFL Renováveis’ operations (“Due Diligence Investigation”).

After fulfillment of the Conditions Precedent, the Merger will be duly submitted to the general meetings of shareholders of both the CPFL Renováveis and WF2, pursuant to article 227 of the Corporation Law.

Other Information

DESA operates in the renewable energy sector, currently with an already contracted installed capacity of 330.8 MW, of which 277.6 MW is in operation and further 53.2 MW is being built. This portfolio is allocated to five Brazilian states and is composed of 96.4 MW of installed capacity in small hydropower plants (SHPP) and 234.4 MW of installed capacity in wind farms.

After consummation of this Joint Venture, CPFL Renováveis’ current contracted installed capacity will increase from 1,786.6 MW to 2,117.4 MW, corresponding on the date of this material fact to 1,560.7 MW in operation and 556.7 MW under construction.

The Companies will promptly inform its shareholders and the market about the occurrence of any act or fact that may require any communication under CVM Ruling 358.

São Paulo, February 17th, 2014

Marcelo Souza

Chief Financial and Investor Relations Officer

CPFL Energias Renováveis S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

CPFL Geração de Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 18, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.